March 27, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following is the company's response to your letter dated March 14, 2006 regarding Form 10-K for the year ended September 30, 2005 and for Form 10-Q for the quarter ended December 31, 2005:

Financial Statements
--------------------
Note 2. Income Taxes, page 35
-----------------------------

"Other" differences listed in this footnote include a recalculation of the deferred tax component regarding the 2004 accrual for pension expense and the prepaid pension expense component in 2005. "Other" also includes the difference between the estimated tax provision and the actual tax for 2005. Finally, it also includes the effects of the blended federal tax rates.

Note 13. Pension Plan, page 43
------------------------------

We did not recognize a service component for the net periodic pension cost, as a result of following: the plan consists of only two participants; those two participants have reached retirement age and are listed as having a retirement date of October 1, 2005. Their salaries are currently at the maximum allowable levels permitted under ERISA guidelines. Accordingly, neither participant can accrue further service costs.

We considered paragraphs 36 and 37 of SFAS 87 and have determined that since we have no unrecognized prior service costs, no additional minimum liability was necessary.



Certifications, page 58
-----------------------

All certifications will be revised according to the corrected wording pursuant to Item 601(b) (31) of Regulation S-K for all future filings.
Due to the death of Mr. William Hackett, Treasurer a revised certification for the 10-K would not be possible. All certifications were personally signed by the officers as required. We respectfully request that we can make this change for future filings.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act
 of 1934, the registrant has Duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 27, 2006

                  Holobeam, Inc.


                                      /s/ Melvin S. Cook
                                      ------------------
                                      Melvin S. Cook
            			 	  President and Chairman
                                      of the Board